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EXHIBIT 12.1

Ratio of Earnings to Combined Fixed Charges and Preferered Stock Dividends

	Year Ended
	December 31, 2007	December 31, 2006	December 31, 2005
	(in thousands)
Income (Loss) from Continuting Opeartions Before Income Taxes	$68,161	$37,453	$(9,272)
Fixed Charges	54,514	40,168	19,927
Amortization of Capitalized Interest	159	77	7
Capitalized Interest	(50)	(604)	(128)

Earnings	$122,784	77,094	10,534

Fixed Charges:
Interest Expense	$51,445	$36,934	$17,367
Portion of Rent Related to Interest	3,019	2,630	2,432
Capitalized Interest	50	604	128

Fixed Charges	54,514	40,168	19,927

Preferred Stock Dividends	—	—	—

Combined Fixed Charges and Preferred Stock Dividends	$54,514	$40,168	$19,927

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.3	1.9	0.5

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  EXHIBIT 12.1
Ratio of Earnings to Combined Fixed Charges and Preferered Stock Dividends